Exhibit 99.1

INLIF LIMITED Announces Adjournment of Extraordinary General Meeting

QUANZHOU, China, September 9, 2026 (GLOBE NEWSWIRE) -- INLIF LIMITED (NASDAQ: INLF) (together with all its subsidiaries and consolidated entities, the “Company” or “INLIF”), a company engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms, today announced that its Extraordinary General Meeting of Shareholders (the “Meeting”), convened on September 8, 2026 at 9:30 a.m., Eastern Time, at the Company’s principal office, has been adjourned due to the absence of a quorum.

Under the Company’s currently effective amended and restated memorandum and articles of association (the “M&A”), a quorum requires holders representing not less than one-third (1/3) of the outstanding ordinary shares carrying the right to vote at the meeting, with the Class A ordinary shares and Class B ordinary shares counted together. Following the scheduled start time and a waiting period of at least 15 minutes, the Company’s duly appointed inspector of elections confirmed that the shares represented in person and by proxy were insufficient to constitute a quorum.

Accordingly, in accordance with Section 11.2(b) of the M&A, the Meeting was adjourned and will reconvene on September 15, 2026 at 9:30 a.m., Eastern Time, at the Company’s principal office, the same location as the original meeting.

The notice of Meeting and form of proxy card previously distributed to shareholders in connection with the Meeting, and publicly filed with the U.S. Securities and Exchange Commission (the “SEC”) as exhibits in the Company’s current report on Form 6-K, remain in effect for the adjourned meeting in all other aspects. The record date, the proposals to be considered and the ballots already submitted in respect of the Meeting also remain valid and in effect for the reconvened meeting.

Shareholders who have already voted do not need to take any further action, and their previously submitted voting instructions will be counted at the reconvened meeting unless properly revoked. The Company encourages shareholders who have not yet voted to submit their ballots or proxies in advance of the reconvened meeting.

About INLIF LIMITED

INLIF is a holding company and an exempted company incorporated in the Cayman Islands with limited liability. Through its operating entity in the People’s Republic of China, Ewatt Robot Equipment Co. Ltd., established in September 2016, INLIF is engaged in the research, development, manufacturing, and sales of injection molding machine-dedicated manipulator arms. It is also a provider of installation services and warranty services for manipulator arms, and accessories and raw materials for manipulator arms. The Company produces an extensive portfolio of injection molding machine-dedicated manipulator arms, including transverse single and double-axis manipulator arms, transverse and longitudinal multi-axis manipulator arms, and large bullhead multi-axis manipulator arms, all developed by itself. It has also built experience in industrial automation solutions, including in the new energy sector, as well as intelligent robotics in recent years. For more information, please visit the Company’s website: https://ir.yiwate88.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements also involve other known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “aims,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

INLIF LIMITED

Investor Relations Department

Email: ir@yiwate88.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com